UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEWTEK BUSINESS SERVICES CORP.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

652526203

(CUSIP Number)

Barry Sloane

Newtek Business Services Corp.

7212 West 35th Street, 2nd Floor

New York, NY 10001

(212) 356-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 652526203

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BARRY SLOANE
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 934,113
	8	Shared voting power 0
	9	Sole dispositive power 934,113
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 934,113
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.1%
14	Type of reporting person* IN

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.02 per share (the “Shares”), of Newtek Business Services Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 212 West 35th Street, 2nd Floor, New York, NY 10001.

Effective November 12, 2014, Newtek Business Services, Inc. (“Newtek NY”), including its subsidiaries and controlled portfolio companies, merged with and into the Issuer (the “Conversion Transaction”). In connection with the Conversion Transaction, the Issuer elected to be regulated as a BDC under the Investment Company Act of 1940, as amended. As a result, Newtek NY ceased to exist and the Issuer succeeded Newtek NY’s operations as a new entity with new charter, bylaws and state of incorporation. Following the Conversion Transaction, and the Issuer’s subsequent election to be regulated as a BDC, the Issuer completed a public offering of 2.53 million shares of its common stock (including full exercise of the over-allotment). On October 22, 2014, the Issuer effected a 1 for 5 reverse stock split. All numbers included herein are adjusted for the reverse stock split.

Item 2.	Identity and Background

This Schedule 13D is being filed by Barry Sloane, a citizen of the United State of America and the chief executive officer, president and chairman of the board of the Issuer. Mr. Sloane’s business address is 212 West 35th Street, 2nd Floor, New York, NY 10001.

During the last five years, Mr. Sloane has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Sloane is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The acquisition of the Shares reported on this Schedule 13D was made using Mr. Sloane’s personal funds. A portion of the Shares reported herein were awarded to Mr. Sloane for his performance with Newtek NY prior to the Conversion Transaction. For more information with respect to the Conversion Transaction, see Item 1 above.

Item 4.	Purpose of Transaction

The acquisition of the Shares reported on this Schedule 13D was made with investment intent only and was not made with the intent of influencing or changing the control of the Issuer or otherwise influencing or changing the Issuer’s business or corporate structure or any material provisions in its charter, bylaws or other organizational documents.

Item 5.	Interest in Securities of the Issuer

As of the date of this filing on Schedule 13D, Mr. Sloane holds and has sole voting power over 934,113 Shares, or 9.1% of the number of Shares issued and outstanding. Based on information contained in the Issuer’s Registration Statement on Form N-2/A, filed with the Securities and Exchange Commission on August 13, 2015, the Issuer had 10,347,786 issued and outstanding Shares. Based on this amount, Mr. Sloane has sole voting power over 9.1% of the total issued and outstanding Shares of the Issuer.

As discussed above, effective November 12, 2014, Newtek NY, including its subsidiaries and controlled portfolio companies, merged with and into the Issuer. In connection with the Conversion Transaction, the Issuer elected to be regulated as a BDC under the Investment Company Act of 1940, as amended. As a result, Newtek NY ceased to exist and the Issuer succeeded Newtek NY’s operations as a new entity with new charter, bylaws and state of incorporation. Following the Conversion Transaction, and the Issuer’s subsequent election to be regulated as a BDC, the Issuer completed a public offering of 2.53 million shares of its common stock (including full exercise of the over-allotment). On October 22, 2014, the Issuer effected a 1 for 5 reverse stock split. All numbers included herein are adjusted for the reverse stock split.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Materials to be Filed as Exhibits

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2015

By:	/s/ Barry Sloane
Name:	Barry Sloane